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                                                                                            EXHIBIT 12
                                             INDIANA MICHIGAN POWER COMPANY
                             Computation of Consolidated Ratio of Earnings to Fixed Charges
                                            (in thousands except ratio data)
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                                                                  Year Ended December 31,
                                                    1989       1990       1991       1992       1993
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . $ 94,216   $ 55,259   $ 52,933   $ 56,965   $ 53,771
  Interest on Other Long-term Debt. . . . . . . .   37,900     33,170     30,202     26,330     23,504
  Interest on Short-term Debt . . . . . . . . . .    6,387      1,282      2,564      1,614      1,085
  Miscellaneous Interest Charges. . . . . . . . .    1,114      2,458      2,118      2,633      2,832
  Estimated Interest Element in Lease Rentals . .   22,000     81,000     84,400     84,800     84,300
       Total Fixed Charges. . . . . . . . . . . . $161,617   $173,169   $172,217   $172,342   $165,492

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . $139,237   $118,391   $136,932   $123,948   $129,313
  Plus Federal Income Taxes . . . . . . . . . . .   48,259     43,855     45,985     30,915     41,552
  Plus State Income Taxes . . . . . . . . . . . .    5,727      6,607      5,541      2,281      8,226
  Plus Fixed Charges (as above) . . . . . . . . .  161,617    173,169    172,217    172,342    165,492
       Total Earnings . . . . . . . . . . . . . . $354,840   $342,022   $360,675   $329,486   $344,583

Ratio of Earnings to Fixed Charges. . . . . . . .     2.19       1.97       2.09       1.91       2.08
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